

May 24, 2012

Via E-mail
Daniel T. Noreck
Chief Financial Officer
Providence and Worcester Railroad Company
75 Hammond Street,
Worcester, Massachusetts 01610

> **Re: Providence and Worcester Railroad Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on March 23, 2012**
> **File No. 001-12761**

Dear Mr. Noreck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page II-2

1. Given the significance of track structure to your property and equipment we believe it would be useful to investors to provide more detail on sub-categories within this line item, similar to that you provided in paragraph 4 of your response to comment number 2 in your letter to us dated December 11, 2009. Please consider revising as appropriate.

2. Additionally, we note that you have provided meaningful information regarding your accounting for improvements to track structures in paragraph 15 of your response to comment number 2 in your letter to us dated December 11, 2009 which begins " The Company accounts for improvements to its track as follows…". Please consider

revising your Property and Equipment critical accounting policy disclosure to include this information.

3. Please also consider revising your table of property and equipment components on page II-22 to include cost, accumulated depreciation, and net book value by category and sub-category presented.

Item 8. Financial Statements and Supplementary Data

Statements of operations, page II-13

4. We note from the disclosure in note 8 that your other income appears to be non-operating in nature. As such please revise your statements of operations to classify other income below operating income.

Form 8-K filed on April 6, 2012

5. Please tell us how you plan to account for the various provisions of the 2012 Settlement and Amendment Agreement with Amtrak. Please also tell us why disclosure of the existence and status of the then-outstanding issues was not made in your 2011 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at (202) 551-3389 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief